UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                       Prescient Applied Intelligence Inc.
                     --------------------------------------

                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                -----------------------------------------------
                         (Title of Class of Securities)

                                    740925102
                    ---------------------------------------
                                 (CUSIP Number)

                                  May 16, 2005
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



        Check the appropriate box to designate the rule pursuant to which this
        Schedule is filed:
                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 740925102            SCHEDULE 13G/A            Page  2  of 5 Pages

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        North Sound Capital LLC (1)
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [x] (b) [ ]

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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                 5      SOLE VOTING POWER
NUMBER OF                0
SHARES          ---------------------------------------------------------------
BENEFICIALLY
OWNED BY         6      SHARED VOTING POWER
EACH                     1,658,791
REPORTING       ---------------------------------------------------------------
PERSON           7      SOLE DISPOSITIVE POWER
WITH                     0
                ---------------------------------------------------------------
                 8      SHARED DISPOSITIVE POWER
                         1,658,791
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,658,791
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        [ ]
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        4.7% (2)
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12      TYPE OF REPORTING PERSON*

        OO
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CUSIP No. 740925102         SCHEDULE 13G/A               Page   3  of   5  Pages

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(1)
        The ultimate managing member of North Sound Capital LLC is Thomas McAuley. The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the Funds.

(2)
        This Amendment to SCHEDULE 13G/A is being filed to reflect ownership of less then five percent (5%) of the subject securities solely as a result of new issuances of such securities by the issuer.


Item 1(a).      Name of Issuer:
                Prescient Applied Intelligence Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                1247 Ward Ave.
                Suite 200
                West Chester, PA 19380

Item 2(a).      Name of Person Filing.
Item 2(b).      Address of Principal Business Office or, if None, Residence.
Item 2(c).      Citizenship.

                North Sound Capital LLC
                53 Forest Avenue, Suite 202
                Old Greenwich, CT 06870
                Delaware limited liability company

Item 2(d).      Title of Class of Securities:

                Common Stock, par value $.001 per share

Item 2(e).      CUSIP Number:

                740925102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                Not Applicable

Item 4.         Ownership.

                The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:


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CUSIP No. 740925102          SCHEDULE 13G/A          Page   4  of   5  Pages

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                (a)     Amount beneficially owned: 1,658,791 shares of Common
                        Stock

                (b)     Percent of Class:4.7%

                (c)     Number of shares as to which such person has:

                                (i) sole power to vote or direct the vote: 0

                                (ii)  shared power to vote or direct the vote:
                                      1,658,791


                                (iii) sole power to dispose or direct the
                                      disposition of:
                                        0

                                (iv)  shared power to dispose or direct the
                                      disposition of: 1,658,791

Item 5.         Ownership of Five Percent or Less of a Class.

                [X]



Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not Applicable

Item 8.         Identification and Classification of Members of the Group.

                Not Applicable

Item 9.         Notice of Dissolution of Group.

                Not Applicable

Item 10.        Certification.

                Certification pursuant to ss.240.13d-1(c):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 740925102           SCHEDULE 13G/A            Page   5  of   5  Pages

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  May 25, 2005


                                                       NORTH SOUND CAPITAL LLC


                                               By:     /s/Thomas McAuley
                                                       ------------------
                                               Name:   Thomas McAuley
                                               Title:  Chief Investment Officer